Item 77D

BT INVESTMENT FUNDS

At the June 2002 Board meeting, the Board of Directors approved permitting each of the taxable money market funds (including Cash Management Portfolio which is the Master Portfolio for Cash Management Fund Investment) to classify asset backed commercial paper based on standard classifications utilized by rating agencies and increasing the limit on asset-backed commercial paper form 25% to 50%.